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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 and 15d-16
                     of the Securities Exchange Act of 1934


For the month of NOVEMBER, 2002                   Commission File Number 1-14916

                        BROOKFIELD PROPERTIES CORPORATION
                 (Translation of registrant's name into English)

                                    BCE PLACE
                                 181 BAY STREET
                                   SUITE 4400
                                TORONTO, ONTARIO
                                 CANADA M5J 2T3
                                 (416) 359-8600
                  (Address and telephone number of registrant's
                    principal executive offices and zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [ ]         Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]         No [X]


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BROOKFIELD PROPERTIES CORPORATION




                                        By: (signed) Steven J. Douglas
                                            ------------------------------------
                                            Name:  Steven J. Douglas
                                            Title: Executive Vice President &
                                                   Chief Executive Officer

Date:  November 22, 2002

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                                  EXHIBIT LIST
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
Exhibit     Description
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
22.1        Notice of Special Meeting of Shareholders of Brookfield Properties
            Corporation to be held on December 16, 2002.

22.2 Management Proxy Circular for the Special Meeting of Shareholders of Brookfield Properties Corporation to be held on December 16, 2002.

22.3 Form of Proxy for the Special Meeting of Shareholders of Brookfield Properties Corporation to be held on December 16, 2002.

99.1 Third Quarter Report of Brookfield Properties Corporation for the nine months ended September 30, 2002.
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